Exhibit 2.1

EQUITY PURCHASE AGREEMENT

By and among

E4:9 Holdings, LLC,

Dagley Insurance Agency, LLC,

D6 Holdings, LLC

and

NATHAN DAGLEY

Dated as of May 3, 2024

TABLE OF CONTENTS

Page

ARTICLE 1 CERTAIN DEFINITIONS		1
1.1	Certain Definitions	1
1.2	Interpretation; Drafting	1
ARTICLE 2 THE ACQUISITION		2
2.1	Acquisition of Interests	2
2.2	Purchase Price	2
2.3	Purchase Price Adjustment	3
ARTICLE 3 EFFECTIVE TIME; THE CLOSING		5
3.1	Effective Time	5
3.2	Time and Place of Closing	5
3.3	Closing Deliveries of the Company and the Seller	5
3.4	Closing Deliveries of Purchaser	6
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER		7
4.1	Authorization of Agreement	7
4.2	Conflicts; Consent of Third Parties	7
4.3	Ownership and Transfer of Interests	8
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER		8
5.1	Existence and Qualification; Capitalization	8
5.2	Subsidiaries	9
5.3	Authority	9
5.4	No Conflicts	9
5.5	Taxes	9
5.6	Brokers and Intermediaries	9
5.7	No Other Representations and Warranties	10
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER		11
6.1	Existence and Qualification	11
6.2	Authority	12
6.3	No Conflicts	12
6.4	Litigation	12
6.5	Knowledge of Breaches	12
6.6	Brokers and Intermediaries	12
6.7	Non-Reliance; No Additional Seller Representations	12
ARTICLE 7 ADDITIONAL COVENANTS AND AGREEMENTS OF PARTIES		13
7.1	Approvals; Further Assurances	13
7.2	Post-Closing Tax Matters	13
7.3	Release	17

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ARTICLE 8 INDEMNIFICATION		18
8.1	Survival of Representations and Warranties	18
8.2	Indemnification	19
8.3	Indemnification Procedures	20
8.4	Limitations on Indemnification for Breaches of Representations and Warranties	21
8.5	Purchase Price Adjustments	23
8.6	Payment of Claims; Setoff	23
ARTICLE 9 MISCELLANEOUS		23
9.1	Conflict Waiver; Attorney-Client Privilege	23
9.2	Notices	24
9.3	Binding Effect; Assignment	24
9.4	Complete Agreement	25
9.5	Modifications and Waivers	25
9.6	Counterparts	25
9.7	Severability	25
9.8	Governing Law; Consent to Jurisdiction, Waiver of Jury Trial	25
9.9	Public Announcements	26

ANNEX A	Defined Terms
ANNEX B	Notice Addresses

EXHIBIT A	Form of Assignment and Power
EXHIBIT B	Form of Occupancy Agreement
EXHIBIT C	Form of Lease Termination Agreement
EXHIBIT D	Form of Transition Services Agreement
EXHIBIT E	Asset Allocation Methodology

ii

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made effective as of May 3, 2024, by and among E4:9 Holdings, LLC, a Delaware limited liability company (the “Seller”); Dagley Insurance Agency, LLC, a Texas limited liability company (the “Company”); D6 Holdings, LLC, a Texas limited liability company (“Purchaser”) and Nathan Dagley, an individual resident of Texas (“Dagley”). Purchaser, the Company, the Seller, and Dagley are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Seller owns all of the issued and outstanding membership interests of the Company (the “Interests”), which constitutes all of the issued and outstanding Equity Securities of the Company; and

WHEREAS, the Seller desires to sell to Purchaser, and Purchaser desires to purchase from the Seller, the Interests for the Purchase Price, upon the terms and conditions hereinafter set forth (the “Acquisition”).

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser, the Company and the Seller hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

1.1              Certain Definitions. Unless the context otherwise requires, capitalized terms used in this Agreement will have the meanings set forth herein or in Annex A attached hereto, which is incorporated herein and made a part hereof.

1.2              Interpretation; Drafting. All Schedules, Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules, Annexes and Exhibits attached to this Agreement are for convenience only and will not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein will not limit any provision of this Agreement. The use of the terms “including” or “include” will in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of this Agreement. Reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any specific Governmental Entity or specific statutory or regulatory provisions shall include any successor Governmental Entity or successor statute or regulation, as the case may be. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Underscored references to Articles, Sections, paragraphs, clauses, Schedules, Annexes or Exhibits will refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import will refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Schedule, Annex or Exhibit to, this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties hereto and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2
THE ACQUISITION

2.1              Acquisition of Interests. Upon all of the terms and subject to all of the conditions of this Agreement, at the Closing, as more particularly set forth below, the Seller will sell, transfer and deliver to Purchaser, and Purchaser will purchase and acquire from the Seller, all of the Interests, free and clear of any Liens other than Permitted Liens.

2.2              Purchase Price. In consideration for the sale, transfer and delivery of the Interests pursuant to Section 2.1, and upon the terms and conditions set forth herein, Purchaser will pay or cause to be paid to the Seller cash consideration in the amounts set forth in this ARTICLE 2. The aggregate consideration to be paid by Purchaser for the Interests (the “Purchase Price”) will be the sum of (i) the Final Closing Cash Consideration (as adjusted pursuant to Section 2.3), (ii) Four Million Dollars ($4,000,000) payable on the date that is the first anniversary of the Closing Date (the “Second Payment”), and (iii) Three Million Dollars ($3,000,000) payable on the date that is the second anniversary of the Closing Date (the “Third Payment”, together with the Second Payment, the “Future Payments”).

(a)               Initial Closing Cash Consideration. The Purchase Price to be paid at Closing by Purchaser for the Interests will be equal to:

(i)                 Eight Million Dollars ($8,000,000) (the “Closing Cash Base Amount”);

(ii)              plus the amount by which the Estimated Company Cash exceeds the Target Cash Amount;

(iii)            less the amount by which the Target Cash Amount exceeds the Estimated Company Cash;

(iv)             less the amount of Estimated Company Indebtedness;

(v)               less the amount of Estimated Company Transaction Expenses; and

(vi)             less the Purchaser Reimbursement Expenses.

The aggregate amount of items (ii) – (vi) above is referred to herein as the “Closing Cash Adjustment”, and such amount, together with the amount of the Closing Cash Base Amount, is referred to herein as the “Initial Closing Cash Consideration”. The Initial Closing Cash Consideration will be subject to further adjustment after the Closing pursuant to Section 2.3. For the avoidance of doubt, the aggregate Closing Cash Adjustment may be a positive or a negative number.

(b)               Purchase Price and Closing Payments. Subject to the terms and conditions set forth herein, as consideration for the Interests in the Company:

(i)                 Purchaser will pay in cash at Closing, by wire transfer of immediately available funds on behalf of the Company, the Estimated Company Indebtedness as set forth on the Estimated Closing Statement.

(ii)               Purchaser will pay off in cash at Closing, by wire transfer of immediately available funds on behalf of the Company, the Company Transaction Expenses as set forth on the Estimated Closing Statement.

(iii)             Purchaser will pay to the Seller at Closing, by wire transfer of immediately available funds, an amount in cash equal to the Initial Closing Cash Consideration.

2.3              Purchase Price Adjustment.

(a)               No less than three (3) Business Days prior to the Closing Date, the Company will deliver a statement to Purchaser (the “Estimated Closing Statement”) containing (i) an estimated balance sheet of the Company as of 11:59 p.m. on the day immediately prior to the Closing Date, (ii) the Estimated Company Cash, Estimated Company Indebtedness and Estimated Company Transaction Expenses, and (iii) a calculation of the Initial Closing Cash Consideration calculated with reference thereto. The Estimated Closing Statement and the calculations and determinations related thereto will be prepared in good faith from the Company’s books and records and calculated in accordance with the Accounting Principles.

(b)              Within sixty (60) days following the Closing Date, Purchaser shall cause to be prepared and delivered to the Seller a statement (the “Closing Statement”) containing (i) the actual balance sheet of the Company as of 11:59 p.m. on the day immediately prior to the Closing Date, (ii) the actual amounts of Company Cash, Company Indebtedness and Company Transaction Expenses as of such time, and (iii) a calculation of the Final Closing Cash Consideration. The Closing Statement and the calculations and determinations related thereto will be prepared in good faith from the Company’s books and records and calculated in accordance with the Accounting Principles.

(c)               If the Seller disagrees with any aspect of the Closing Statement, the Seller may, within thirty (30) days after receipt of the Closing Statement, deliver to Purchaser a written notice setting forth in reasonable detail any dispute that the Seller has with respect to the Closing Statement and the basis for such dispute (a “Closing Date Dispute”). If the Seller does not so notify Purchaser of a dispute with respect to the Closing Statement within such thirty (30)-day period, such Closing Statement will be final, conclusive and binding on the Parties. In the event of any notification of a dispute, Purchaser and the Seller will negotiate in good faith to resolve such dispute.

(d)              If Purchaser and the Seller, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Seller notifies Purchaser of his objections, then Purchaser and the Seller jointly will engage a nationally or regionally recognized accounting firm that is not presently providing and has not provided either party or their Affiliates with services in the last four (4) years as mutually agreed upon by Purchaser and the Seller (the “Arbitration Firm”) to resolve such dispute. As promptly as practicable thereafter, Purchaser and the Seller will prepare and submit presentations to the Arbitration Firm (the “Dispute Presentations”). Purchaser and the Seller will cause the Arbitration Firm to promptly resolve only those items remaining in dispute between the Parties in accordance with the provisions of this ARTICLE 2 within the range of the difference between Purchaser’s position with respect thereto and the Seller’s position with respect thereto based solely upon the information set forth in the Dispute Presentations. The costs of any fees and expenses of the Arbitration Firm and of any enforcement of the determination thereof, will be borne by the Parties in inverse proportion as they may prevail on the matters resolved by the Arbitration Firm, which proportionate allocation will be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and will be determined by the Arbitration Firm at the time the determination of such firm is rendered on the merits of the matters submitted. All determinations made by the Arbitration Firm will be final, conclusive and binding on the Parties.

(e)               If the Final Closing Cash Consideration (as finally determined pursuant to Section 2.3(c) or Section 2.3(d)) is less than the Initial Closing Cash Consideration (the amount of such deficiency is referred to herein as the “Deficiency”), then an aggregate amount in cash equal to the Deficiency will be payable to Purchaser by the Seller by wire transfer of immediately available funds no later than ten (10) Business Days following the date on which the Final Closing Cash Consideration is finally determined pursuant to Section 2.3(c) or Section 2.3(d).

(f)                If the Final Closing Cash Consideration (as finally determined pursuant to Section 2.3(c) or Section 2.3(d)) is greater than the Initial Closing Cash Consideration, then Purchaser shall pay or cause to be paid to the Seller an aggregate amount equal to such excess by wire transfer of immediately available funds no later than ten (10) Business Days following the date on which the Final Closing Cash Consideration is finally determined pursuant to Section 2.3(c) or Section 2.3(d).

(g)               Any adjustments made pursuant to this Section 2.3 shall be treated as an adjustment to the Purchase Price, except to the extent that applicable Tax Law does not permit such treatment, and the Parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable Law after the Closing Date or a Final Determination.

(h)              For purposes of complying with the terms set forth in this Section 2.3, each Party shall reasonably cooperate with and make available to the other Party and its respective accountants and other representatives all information, records, data and working papers, and shall permit access to its records, facilities and personnel, as may be reasonably requested in connection with this Section 2.3, including the resolution of any Closing Date Dispute.

ARTICLE 3
EFFECTIVE TIME; THE CLOSING

3.1              Effective Time. The Acquisition will be effected by the transfer and delivery of the Interests, as contemplated by Section 2.1, at the Closing to be held on the Closing Date provided for in Section 3.2 hereof. The Parties agree that the Closing will be effective and deemed for all purposes to have occurred as of 12:01 a.m., Eastern time, on the Closing Date (the “Effective Time”) and title to the Interests will be deemed to have transferred to the Purchaser effective as of the Effective Time.

3.2              Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place via the electronic transmittal of executed documents on the date hereof (the “Closing Date”).

3.3              Closing Deliveries of the Company and the Seller. At the Closing, the Company and the Seller shall deliver, or cause to be delivered, to Purchaser the following:

(a)               a certificate, dated as of the date hereof, signed by the Secretary of Company and in form and substance reasonably satisfactory to the Purchaser, certifying (i) the names of Company’s officers authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by Company, together with true specimen signatures of such officers; (ii) that the copies of the certificate of formation and limited liability company agreement, each as amended to date, of the Company attached thereto are true, correct and complete; and (iii) that the copies of the resolutions (or written consents, in lieu thereof) of the Company attached thereto evidencing the approval of this Agreement and the other matters contemplated hereby and thereby were duly adopted and are in full force and effect;

(b)              a certificate, dated as of the date hereof, signed by the Secretary of the Seller and in form and substance reasonably satisfactory to the Purchaser, certifying (i) the names of the Seller’s officers authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Seller, together with true specimen signatures of such officers; (ii) that the copies of the certificate of formation and limited liability company agreement, each as amended to date, of the Seller attached thereto are true, correct and complete; and (iii) that the copies of the resolutions (or written consents, in lieu thereof) of the Seller attached thereto evidencing the approval of this Agreement and the other matters contemplated hereby and thereby were duly adopted and are in full force and effect;

(c)               the Company’s books and records;

(d)              a duly executed membership interest assignment and power evidencing the sale, assignment, transfer, and conveyance of the Interests to Purchaser, in the form attached hereto as Exhibit A, duly executed by the Seller (the “Assignment and Power”);

(e)               a written resignation from the following managers or officers of the Company: Paul Marsh and James Smith.

(f)                payoff letters or final invoices in a form reasonably satisfactory to Purchaser from each of the parties to which any of the Estimated Company Indebtedness or to which any Estimated Company Transaction Expenses are payable by the Company, as set forth in the Estimated Closing Statement.

(g)               a Certificate of Fact of the Company dated within five (5) Business Days of the Closing Date, certified by the Secretary of State of the State of Texas.

(h)              duly executed IRS Form W-9 from the Seller;

(i)                 a Joint Use and Occupancy Agreement for the real property located at 23114 Seven Meadows Parkway, Katy, Texas 77494 (the “Katy Location”) in the form attached hereto as Exhibit B (the “Occupancy Agreement”), duly executed by Fathom Holdings and the Company;

(j)                a Lease Termination Agreement for the real property located at 8000 Coit Road, Suite 500 Plano, Texas 75025 in the form attached hereto as Exhibit C (the “Lease Termination Agreement”), duly executed by G3 COIT, LLCand the Company;

(k)              a Transition Services Agreement in the form attached hereto as Exhibit D (the “TSA”), duly executed by Seller; and

(l)                 such other documents, instruments, certificates, consents and other agreements as Purchaser may reasonably require to effect the transactions contemplated by this Agreement to be consummated as of the Closing.

3.4              Closing Deliveries of Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to the Seller the following:

(a)               payment of the Initial Closing Cash Consideration in accordance with Section 2.2;

(b)              a certificate, dated as of the date hereof, signed by the Secretary of Purchaser and in form and substance reasonably satisfactory to the Seller, certifying (i) the names of Purchaser’s officers authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by Purchaser, together with true specimen signatures of such officers; (ii) that the copies of the certificate of formation and limited liability company agreement , each as amended to date, of Purchaser attached thereto are true, correct and complete; and (iii) that the copies of the resolutions (or written consents, in lieu thereof) of Purchaser attached thereto evidencing the approval of this Agreement and the other matters contemplated hereby and thereby were duly adopted and are in full force and effect;

(c)               a Certificate of Fact of Purchaser dated within five (5) Business Days of the Closing Date, certified by the Secretary of State of the State of Texas; and

(d)              invoices evidencing the total amount of the Purchaser Reimbursement Expenses;

(e)               the Occupancy Agreement, duly executed by Dagley Enterprises, LLC;

(f)                the TSA, duly executed by Purchaser; and

(g)               such other documents, instruments, certificates, consents and other agreements as Seller or Company may reasonably require to effect the transactions contemplated by this Agreement to be consummated as of the Closing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

The Seller hereby represents and warrants to Purchaser as of the Closing Date that:

4.1              Organization; Authority. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite company power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by the Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2              Conflicts; Consent of Third Parties.

(a)               None of the execution and delivery by the Seller of this Agreement or the Seller Documents, the consummation by such Seller of the transactions contemplated hereby or thereby, or compliance by the Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the charter or by-laws of the Seller; (ii) any Contract to which any Seller is a party or by which any of the properties or assets of such Seller are bound; or (iii) any applicable Law, except in the cases of clauses (ii) and (iii), where the conflict, violation, default, acceleration or failure to give notice or obtain consent would not have a Material Adverse Effect.

(b)              No consent, waiver, approval, order, permit, authorization of, or declaration or filing with, or notification to, any person is required on the part of such Seller in connection with the execution and delivery of this Agreement, the Seller Documents, the compliance by such Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except where the failure to make or obtain such consent, waiver, approval, permit, authorization, declaration, filing, or notification would not have a Material Adverse Effect.

4.3              Ownership and Transfer of Interests. The Seller is the record and beneficial owner of the Interests, free and clear of any and all Liens, other than Permitted Liens. The Seller has the power and authority to sell, transfer, assign and deliver the Interests as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Interests, free and clear of any and all Liens, other than any transfer restrictions imposed by reason of the issuance of securities without registration under federal and state securities Laws.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES REGARDING THE Company

The Company and the Seller, jointly and severally, represent and warrant to Purchaser that the statements contained in this ARTICLE 5 are true and correct as of the Closing Date, except (i) as set forth in the schedules, exhibits, and annexes to the Merger Agreement, or (ii) as otherwise disclosed or identified in any reports, schedules, forms, statements, prospectuses, and other documents filed with or furnished to the SEC by Fathom Holdings and publicly available prior to the date hereof.

5.1              Existence and Qualification; Capitalization.

(a)               The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas, and has full power and authority to carry on its business as presently conducted. The Company is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. The Company has provided or made available to Purchaser true and complete copies of all Organizational Documents of the Company.

(b)              The Interests represent all issued and outstanding membership interests of the Company. Except for the Interests, there are no other securities of the Company that are authorized, issued, outstanding, or reserved or committed for issuance. The Interests were duly authorized and validly issued, and are fully paid and non-assessable and are not subject to preemptive rights or rights of first refusal created by statute, the Company’s Organizational Documents or any agreement to which either the Company or any Seller is a party or by which any of them is bound, and have been issued in compliance with the Securities Act of 1933, as amended, and all other applicable federal, state and foreign security Laws. The Company has not granted to any Person, and no Person has, (i) any Contract, warrant or option to purchase any membership interest of the Company, or (ii) any other conversion right or right to purchase, subscribe for or receive an issuance of, any membership interest of the Company. There are no declared or accrued but unpaid distributions with regard to the Interests.

(c)               During the Ownership Period, (i) the Company has never adopted or maintained any plan providing for equity compensation of any person or otherwise committing to the issuance of any Equity Securities, (ii) the Company has not granted any options to purchase any Equity Securities of the Company or any other type of equity award, (iii) there are no outstanding, and the Company has never issued any, Equity Securities other than the Interests, and (iv) the Company is not a party to, and there are no, voting trusts, proxies, or other agreements or understandings with respect to the Equity Securities of the Company.

5.2              Subsidiaries. The Company does not own any Subsidiary or have any controlling interest in any Person. The Company does not own (of record or beneficially) any direct or indirect equity ownership, participation or similar interest in any Person.

5.3              Authority. The Company has all requisite company power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary limited liability company action on the part of the Company. This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.4              No Conflicts. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions provided for herein, will (a) conflict with or result in a breach of the Organizational Document of the Company, (b) conflict with, result in a breach of, constitute a default or event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which the Company is bound, (c) result in a violation of any applicable law, ordinance, regulation, permit, authorization or decree or order of any court or other governmental agency applicable to the Company or requires any consent, waiver, approval or authorization of, or registration or filing with, any Governmental Entity or other third party, (d) create or impose any Lien (other than Permitted Liens) on any of the Company’s assets; except in the cases of clauses (b) and (c), where the conflict, violation, default, or failure to give notice or obtain consent would not have a Material Adverse Effect.

5.5              Litigation. During the Ownership Period, there has been no (a) material suit, action, claim, arbitration or other legal, administrative or regulatory proceeding or investigation, whether at law or in equity, or before or by any Governmental Entity pending or threatened in writing against or relating to the Company, or (b) outstanding judgment, order, writ, injunction or decree, or application, request or motion therefor, of any Governmental Entity, that questions the legality or propriety of the transactions contemplated by this Agreement or that would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby.

5.6              Compliance with Laws. During the Ownership Period, (i) the Company has not been in material violation of, or material default under, any Law applicable to the Company or the business of the Company, and (ii) the Company has not received any written notices of any suspected, potential or actual violation with respect to, any Law applicable to the Company.

5.7              No Material Adverse Events. Since January 1, 2024, there has been no Material Adverse Effect.

5.8              Taxes.

(a)               During the Ownership Period, the Company has duly filed or cause to be filed (taking into account any extensions of time to file) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects.

(b)              The Company has given or otherwise made available to Purchaser true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies (including, in each case, any amendments thereto) of the Company for the Ownership Period.

(c)               All income or other material Taxes due and owing by the Company for the Ownership Period have been fully paid, whether or not shown on any Tax Return.

(d)              All material Taxes that the Company is obligated to deduct, collect, or withhold from amounts owing to any employee, member, creditor, customer or other Person during the Ownership Period have been fully deducted, collected, or withheld and paid or remitted to the appropriate taxing authority. During the Ownership Period, the Company has complied in all material respects with all Tax information reporting provisions of all applicable Tax Laws.

(e)               During the Ownership Period, the Company has not been the subject of any audit, judicial or administrative proceeding, or other examination of Taxes by any taxing authority, and no such uncompleted audit, proceeding, or other examination is pending or has been threatened in writing by a taxing authority as of the date hereof. All deficiencies for Taxes asserted or assessed against the Company during the Ownership Period have been fully paid. Any adjustment of Taxes of the Company made by the IRS during the Ownership Period, which adjustment is required to be reported to the appropriate state, local, or foreign taxing authorities, has been so reported.

(f)                During the Ownership Period, the Company has not been a party to, nor has any obligation under, any Tax Sharing Agreement. At all times during the Ownership Period, the Company has been classified for U.S. federal income Tax purposes as a disregarded entity within the meaning of Regulations Section 301.7701-2(a).

(g)               There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company for the Ownership Period, and no request for any such waiver or extension is currently pending. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return related to the Ownership Period.

(h)              No written claim has been made during the Ownership Period by any taxing authority in a jurisdiction where the Company does not currently file Tax Returns or pay Taxes that the Company is or may be required to file Tax Returns in that jurisdiction.

(i)                 During the Ownership Period, the Company has not requested, executed or entered into any closing agreement, private letter ruling, technical advice memorandum or similar agreement or ruling relating to Taxes with any taxing authority.

(j)                During the Ownership Period, the Company has not participated in, and has no liability or obligation with respect to, any transaction that is or is substantially similar to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax Law).

(k)              Except for Permitted Liens, there are no Liens for Taxes related to the Ownership Period upon the assets or properties of the Company.

(l)                 No power of attorney that has been granted with respect to any matter relating to Taxes of the Company during the Ownership Period is currently in force.

(m)            As of the Closing Date, the Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other business entity that is treated as a separate taxpayer for U.S. federal income Tax purposes.

5.9              Brokers and Intermediaries. None of the Company, the Seller, or any of their respective officers, managers, employees or Affiliates have employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof. Purchaser will have no responsibility or liability for any fees, expenses or commissions payable to any agent, representative, investment banker or broker of the Company or the Seller.

5.10          No Other Representations and Warranties . Except for the representations and warranties contained in ARTICLE 4 and this ARTICLE 5, none of the Seller, its representatives, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or the Seller.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and the Seller as of the Closing Date that:

6.1              Existence and Qualification. Purchaser is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Texas with all requisite power and authority, corporate and otherwise, to carry on its business as presently conducted.

6.2              Authority. Purchaser has all requisite limited liability company power and authority to enter into this Agreement and to perform its obligations hereunder. Dagley has all requisite power, authority, and competency to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary limited liability company and other action on the part of Purchaser. This Agreement constitutes a valid and binding obligation of Purchaser and Dagley enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3              No Conflicts. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions provided for herein, will (a) conflict with or result in a breach of the certificate of formation or limited liability company agreement, as amended, of Purchaser, (b) conflict with, result in a breach of, constitute a default or event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms, conditions or provisions of any agreement or instrument to which Purchaser or Dagley is a party or by which Purchaser or Dagley is bound, or (c) result in a violation of any applicable law, ordinance, regulation, permit, authorization or decree or order of any court or other governmental agency applicable to Purchaser or Dagley or requires any consent, waiver, approval or authorization of, or registration or filing with, any Governmental Entity or other third party; except in the cases of clauses (b) and (c), where the conflict, violation, default, or failure to give notice or obtain consent would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby.

6.4              Litigation. There is no (a) material suit, action, claim, arbitration or other legal, administrative or regulatory proceeding or investigation, whether at law or in equity, or before or by any Governmental Entity pending or, to the knowledge of Purchaser, threatened against or relating to Purchaser, or (b) outstanding judgment, order, writ, injunction or decree, or application, request or motion therefor, of any Governmental Entity, that questions the legality or propriety of the transactions contemplated by this Agreement or that would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby.

6.5              Knowledge of Breaches. Neither Purchaser nor Dagley has any Knowledge of any facts or circumstances that constitute, or with the passage of time would constitute, a breach of any of the Seller’s or the Company’s representations and warranties set forth in ARTICLE 5.

6.6              Brokers and Intermediaries. Purchaser has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

6.7              Non-Reliance; No Additional Seller Representations. Neither Purchaser nor Dagley is relying on, and has not relied on, any representations or warranties whatsoever regarding the subject matter of this Agreement, whether written, oral, express or implied, except for the representations and warranties of the Seller and the Company set forth in ARTICLE 4 and ARTICLE 5 of this Agreement. Further, Purchaser acknowledges that neither the Seller nor the Company has made, and neither is making, any representations or warranties whatsoever regarding the subject matter of this Agreement, whether written, oral, express or implied, except for the representations and warranties of the Seller and the Company set forth in ARTICLE 4 and ARTICLE 5 of this Agreement.

ARTICLE 7

ADDITIONAL COVENANTS AND AGREEMENTS OF PARTIES

7.1              Approvals; Further Assurances. On and after the Closing Date, Purchaser, Dagley, the Company and the Seller will (a) provide such further assurances to each other, (b) execute and deliver all such further instruments and papers, (c) provide such records and information and (d) take such further action as may be appropriate to carry out the transactions contemplated by, and to accomplish the purposes of this Agreement.

7.2              Post-Closing Tax Matters.

(a)               Tax Apportionment. In the case of any Straddle Period, Taxes of the Company shall be apportioned to the pre-Closing period and thus treated as being Pre-Closing Taxes as follows: (i) in the case of Taxes measured by income, receipts (including sales and use Taxes), or employment or payroll, based on an interim closing of the books as of the close of business at the end of the day immediately before the Closing Date (and for such purpose, the taxable period of any partnership, including any limited liability company taxed as a partnership for federal income Tax purposes, or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and (ii) in the case of other Taxes, based on the proportion of the Taxes for the entire taxable period that equals the ratio of (A) the number of days from the start of such period through the end of the day immediately before the Closing Date, to (B) the entire number of days in such Straddle Period. In applying this subsection, (I) exemptions, allowances, or deductions that are calculated on an annual basis will be allocated to the period ending on the day immediately before the Closing Date in the same proportion as the number of calendar days during the taxable period through such date bears to the total number of calendar days in the entire taxable period, and (II) any carryover of Tax credits, losses, or other Tax attributes from prior taxable periods to a Straddle Period shall be applied first to the portion of the Straddle Period before the Closing Date, to the greatest extent usable or permitted under applicable Law, before being applied to any portion of the Straddle Period after the Effective Time.

(b)              Seller Prepared Returns. The Seller shall, at its own cost, be responsible for preparing all income Tax Returns of the Company for all Tax periods of the Company ending on or before the Closing Date that have not been filed before the Closing (the “Seller Prepared Returns”). The Seller Prepared Returns shall be prepared and completed in accordance with the past practice of the Company, to the extent permitted by applicable Law, and shall not reflect a position that is not supportable on at least a “more likely than not” basis. The Seller shall provide the Purchaser with a draft of all Seller Prepared Returns not less than thirty (30) days prior to the due date thereof for the Purchaser’s review and comment, and the Seller will consider in good faith Purchaser’s reasonable comments that are provided within twenty (20) days after the Seller’s delivery of the draft Tax Return. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, nothing in this Agreement will give Purchaser any review, approval, or other rights with respect to (i) any Tax Returns of Seller or (ii) any consolidated or combined Tax Returns that include the Seller and/or any of its Affiliates, even if the Company or its income, assets, or activities will be included within such a consolidated or combined Tax Return.

(c)               Purchaser Prepared Returns. With respect to all Tax Returns (other than income Tax Returns) of the Company for periods ending on or before or including the Closing Date, Purchaser shall, at its own cost, timely prepare and file or cause to be prepared and filed all such Tax Returns and shall pay or cause to be paid the Taxes shown as due on such Tax Returns (each, a “Purchaser Prepared Return”). Such Purchaser Prepared Returns shall be prepared and completed in a manner consistent with prior practice to the greatest extent permitted by Law and shall not reflect a position that is not supportable on at least a “more likely than not” basis. At least thirty (30) days in the case of income Tax Returns, and fifteen (15) days in the case of non-income Tax Returns, prior to the due date of any Purchaser Prepared Return that relates to a Pre-Closing Taxable Period or Straddle Period that may give rise to an indemnification claim pursuant to Section 8.2(a)(iii), Purchaser shall provide a draft of such Purchaser Prepared Return to the Seller for its review and approval (not to be unreasonably withheld, conditioned or delayed), and Purchaser shall make such changes to such Purchaser Prepared Returns as are reasonably requested by Purchaser. The Seller and Purchaser shall attempt in good faith to resolve any disagreement regarding such Purchaser Prepared Returns prior to the due date for filing. If the Purchaser and Seller cannot resolve any disagreement within thirty (30) days, the dispute resolution provisions set forth in Section 2.3(d) shall apply mutatis mutandis.

(d)              Payment of Taxes. With respect to any Tax Returns filed by the Company for any taxable period (or portions thereof) ending on or before the Closing Date (a “Pre-Closing Taxable Period”), or for any Straddle Periods, the Seller shall be responsible for the Pre-Closing Taxes due in respect of such Tax Returns to the extent not reflected in the determination of the Final Closing Cash Consideration (each such amount, a “Final Return Deficiency”). The Seller shall pay any Final Return Deficiency to Purchaser no later than the later to occur of (i) five (5) Business Days prior to the date on which the applicable Tax Return is due, and (ii) five (5) Business Days after Purchaser has provided notice to the Seller of the amount of the Final Return Deficiency with respect to such Tax Return, except that such period shall be extended for any period during which, and to the extent of any Taxes for which, the Seller is in good faith disputing all or any amount of the Tax liability to be reported on such Tax Return.

(e)               Tax Audits and Contests. Purchaser and the Company, on the one hand, and the Seller, on the other hand, shall promptly notify each other upon, and in any event within ten (10) days following, receipt by any such party of written notice of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company for any taxable period ending on or before or including the Closing Date (any such audit, claim for refund, or proceeding relating to an asserted Tax liability or refund of the Company referred to herein as a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest except to the extent such party was actually and materially prejudiced as a result thereof.

(i)                 For any Tax Contest relating to a Pre-Closing Taxable Period, the Seller shall have the primary right to control all proceedings and may make all decisions taken in connection with such Tax Contest (including selection of counsel or any accounting firm) at the Seller’s expense. The Seller shall promptly notify Purchaser if it decides to control the defense or settlement of any Tax Contest for a Pre-Closing Taxable Period that the Seller is entitled to control pursuant to this Agreement. No Tax Contest for a Pre-Closing Taxable Period for which the Seller is entitled to control the proceedings may be settled without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. Subject to the foregoing, in the case of a Tax Contest for a Pre-Closing Taxable Period for which the Seller controls the proceedings, Purchaser may participate in such proceedings (including through its own counsel or accounting firm) at Purchaser’s expense.

(ii)              Purchaser shall have the primary right to represent the Company’s interests and control all proceedings and may make all decisions taken in connection with a Tax Contest for any Pre-Closing Taxable Period or Straddle Period other than those for which Seller has exercised its control right pursuant to the foregoing provisions of this Section 7.2, including the selection and engagement of counsel or an accounting firm of Purchaser’s choice at Purchaser’s expense. In the case of a Tax Contest for a Pre-Closing Taxable Period or Straddle Period for which Purchaser controls the proceedings, (A) the Seller may participate in such proceedings (including through his own counsel or accounting firm) at the Seller’s expense, and (B) Purchaser shall not settle or compromise any Tax Contest for which the Seller has an indemnification obligation without the Seller’s consent (such consent not to be unreasonably withheld, conditioned, or delayed). Purchaser shall have the sole right to defend the Company with respect to any issue, and settle or compromise any issue, arising in connection with any Tax Contest to the extent Purchaser has have agreed in writing to forego any indemnification under this Agreement with respect to such issue.

(iii)            Purchaser, the Seller, the Company and each of their respective Affiliates shall reasonably cooperate with each other in contesting any Tax Contest in accordance with this subsection and shall keep each other reasonably informed concerning the progress of proceedings related to Tax Contests for Pre-Closing Taxable Periods and Straddle Periods.

(iv)             To the extent that there is any inconsistency between this Section 7.2(e) and Section 8.3 as it relates to any matters relating to Taxes, this Section 7.2(e) shall govern.

(f)                Cooperation. The Seller, Purchaser, and their respective Affiliates shall, and Purchaser shall cause the Company to, cooperate fully, as and to the extent reasonably requested by one another, in connection with the filing of Tax Returns pursuant to this Section or relating to the Company for any taxable period ending on or before or including the Closing Date, any Tax Contest or other proceeding with respect to Taxes, and other Tax matters addressed by this Section. Such cooperation shall include the retention and (upon another party’s request) the provision or furnishing, upon request, as promptly as practicable, of records and information that may be reasonably relevant to any such Tax matters pertaining to the Company and making employees and third-party advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder as is reasonably necessary for the filing of any Tax Returns, the preparation, prosecution, defense or conduct of any Tax Contest, or the making of any election relating to Taxes. The Seller and Purchaser shall reasonably cooperate with each other in the conduct of any Tax Contest, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of Section 7.2(e). Any information obtained under this Section 7.2 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, in the conduct of a tax Contest or other Tax proceeding or as otherwise required by applicable Law.

(g)               Intended Tax Treatment. The parties acknowledge that, for U.S. federal and applicable state income Tax purposes, Purchaser’s acquisition from the Seller of the Interests in the Company will be treated as a purchase of all of the assets of the Company and assumption of all the liabilities of the Company as of the Effective Time (the “Intended Tax Treatment”). Each Party agrees that neither it nor any of its Affiliates shall file any income Tax Return in a manner that is inconsistent with the Intended Tax Treatment, except upon a contrary final Determination relating to income Taxes by an applicable Governmental Entity.

(h)              Purchase Price Allocation. Purchaser and the Seller agree to allocate the purchase price for the Interests and any assumed liabilities of the Company (plus any other relevant items) among the assets of the Company for all relevant income Tax purposes in accordance with the allocation methodology attached hereto as Exhibit E. Within forty-five (45) days following the determination of the Final Closing Cash Consideration under Section 2.3, the Seller shall prepare and deliver to Purchaser, a draft of an allocation schedule (the “Allocation Schedule”) applying such methodology. Purchaser shall have the right to review the draft Allocation Schedule, and Purchaser shall notify the Seller in writing of any objections within fifteen (15) Business Days after its receipt thereof. The Seller and Purchaser shall negotiate in good faith to attempt to resolve any disagreements with respect to the Allocation Schedule. If the Seller and Purchaser are unable to agree upon the Allocation Schedule within 30 days (or such later date as they mutually agree) after the date on which the Seller delivers the draft Allocation Schedule to Purchaser, then any dispute shall be resolved by the Arbitration Firm in accordance with the provisions and terms of Section 2.3 for settling disputes thereunder, applied mutatis mutandis, and the determination of the Arbitration Firm shall be final and binding on the Parties. Purchaser and the Seller will file all income Tax Returns and statements, forms, and schedules in connection therewith in a manner consistent with the final Allocation Schedule as determined pursuant to this Section 7.2(h) (and any revisions thereto that are mutually agreed upon or resolved as provided herein), and they will not take any position contrary thereto unless required to do so by an applicable Final Determination or other requirements of Law.

(i)                 Transfer Taxes. Purchaser will pay any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including any real property transfer Taxes) incurred in connection with the Acquisition (collectively, “Transfer Taxes”). Purchaser agrees to file in a timely manner all necessary documents (including but not limited to, all Tax Returns) with respect to the Transfer Taxes and provide the Seller with evidence satisfactory to Purchaser that such Transfer Taxes have been timely paid in full.

7.3              Release.

(a)               For and in consideration of the amount to be paid to the Seller under this Agreement, and the additional covenants and promises set forth in this Agreement, the Seller, on behalf of its managers, officers, employees, Affiliates, members, representatives, successors and permitted assigns (the “Seller Releasing Parties”), hereby fully, finally and irrevocably release, acquit and forever discharge the Company and the officers, managers, members, trustees, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Company Released Parties”) from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise (collectively, “Causes of Action”), which such Seller Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the date of this Agreement against the Company Released Parties, or any of them, including, but not limited to, any claims which relate to or arise out of such Seller Releasing Parties’ prior relationship with the Company or its or his rights or status as an equityholder, officer, manager, employee or consultant of the Company; provided, however, that the foregoing will not apply to (i) the obligations of the Company Released Parties to the Seller Releasing Parties arising out of or relating to this Agreement and/or the transactions contemplated hereby, and (ii) any Cause of Action that any of the Seller Releasing Parties may have against any of the Company Released Parties for a felony or for any other crime (whether a felony or a misdemeanor) which has, as one of its elements, an act of theft or unlawful taking by whatever means or of whatever nature, fraud, misconduct, gross negligence, embezzlement, or theft.

(b)              Purchaser, on behalf of its managers, officers, employees, Affiliates, members, representatives, successors and permitted assigns and Dagley (the “Purchaser Releasing Parties”), each hereby fully, finally and irrevocably release, acquit and forever discharge the Seller, Fathom Holdings and their respective officers, managers, members, trustees, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys (collectively, the “Seller Released Parties”) from any and all Causes of Action which such Purchaser Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the date of this Agreement against the Seller Released Parties or any of them; provided, however, that the foregoing will not apply to the obligations of the Seller Released Parties to the Purchaser Releasing Parties arising out of or relating to this Agreement and/or the transactions contemplated hereby.

7.4              Other Agreements.

(a)               To the extent permitted by applicable Law, for a period of four (4) years after the Closing, Fathom Holdings and its current direct and indirect subsidiaries as of the Effective Time (“Seller Affiliates”) shall continue to introduce the clients of the Seller Affiliates to the Company and utilize the Company’s insurances services consistent with past practices (the “Seller Affiliates Obligation”), provided that (i) if any such subsidiary ceases to be a direct or indirect subsidiary of Fathom Holdings the obligations set forth in this section shall terminate with respect to such subsidiary, (ii) the Company shall perform such insurance services (a) in accordance with applicable Law, (b) in good faith, and (c) at a level of quality substantially similar to the level of quality at which such services were provided by the Company in the 12 months immediately prior to the Effective Date (collectively, the “Service Standard”), and (iii) in the event the Company fails to perform such insurance services in accordance with the Service Standard, Seller Affiliates shall not be obligated to perform the Seller Affiliates Obligation.

(b)              After the Closing, for a period of four (4) years the Company shall have access and the option to contract with Real Systems Sales Results, LP (“RSSR”) to call on purchased leads post-Closing for a prevailing market rate cost charged by RSSR to the Company.

(c)               To the extent permitted by applicable law and by Seller’s insurance providers, the Seller shall add the Company as an additional insured party to the Seller’s insurance policies with respect to the Katy Location effective as of the Closing and maintain the Company as an insured party under such insurance policies until August 31, 2025.

(d)              All stock previously awarded to any employees of the Company from Seller or Seller’s Affiliate that remains unvested will be retained by such employees and allowed to vest, including all stock compensation deferred by such employees.

(e)               At or prior to Closing, Seller shall cancel and extinguish, or cause to be cancelled or extinguished, all liabilities of the Company owed to Seller and any of its Affiliates (the “Intercompany Payables”), and the parties agree neither the Company nor Purchaser shall have any obligation to pay any Intercompany Payables to Seller or any of its Affiliates.

(f)                At or prior to Closing, the Company shall cancel and extinguish, or cause to be cancelled or extinguished, all liabilities of Seller or any of its Affiliates owed to the Company (the “Intercompany Receivables”), and the parties agree neither Seller or any of its Affiliates shall have any obligation to pay any Intercompany Receivables to the Company or any of its Affiliates.

(g)               Each of Dagley and Purchaser agrees that neither Dagley nor Purchaser nor any of their respective Affiliates (including, following the Effective Time, the Company) shall, without the prior written consent of Fathom Holdings, (i) incur any additional indebtedness or (ii) enter into any agreement that, in each case, would subordinate Purchaser’s payment obligations hereunder or otherwise prevent or prohibit the payment of such payment obligations when due, including, but not limited to, the payment obligations set forth in Section 2.2(a) and the payment of any amounts owed pursuant to Article 8 other than those limitations as are set forth in that certain Subordination Agreement dated as of the date hereof by and between Westfield Bank, FSB, Seller, Purchaser, the Company, and Dagley.

ARTICLE 8

Indemnification

8.1              Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement (other than the Fundamental Representations) will survive the Closing in full force and effect for twelve (12) months after the Closing, and the Fundamental Representations will survive the Closing in full force and effect until thirty (30) days after the expiration of the applicable statute of limitations (in each case, the applicable “Survival Period”); and provided, further, that any obligations under Sections 8.2(a)(i) and 8.2(b)(i) will not terminate with respect to any Losses as to which the Person to be indemnified has given notice (stating in reasonable detail, to the extent practicable, the basis of the claim for indemnification) to the Indemnifying Party in accordance with Section 8.3(a) before the termination of the applicable Survival Period.

8.2              Indemnification.

(a)               Subject to the limitations set forth in Section 8.4, the Seller hereby agrees to indemnify Purchaser, the Company, and their respective directors, officers, employees, Affiliates, shareholders, representatives, successors and permitted assigns (each individually, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and reasonable attorneys’ and other professionals’ fees), whether or not involving a third party claim; but in all cases excluding exemplary, consequential, or punitive damages except to the extent such damages are paid in relation to a Third Party Claim (individually, a “Loss” and, collectively, “Losses”) arising out of or relating to any of the following:

(i)                 any breach or inaccuracy of any representation or warranty made by the Seller or the Company in this Agreement;

(ii)              any breach of any covenant or agreement on the part of the Seller or the Company under this Agreement; and

(iii)            (A) any and all Taxes of the Seller for any taxable period after the Merger Date, and (B) any and all Taxes of the Company attributable to the Ownership Period, including the portion of any Straddle Period through the Effective Time, as calculated in accordance with Section 7.2(a) (the Taxes described in clauses (A) and (B) collectively, “Pre-Closing Taxes”).

(b)              Subject to the limitations set forth in Section 8.4, Purchaser and Dagley hereby agree, jointly and severally, to indemnify the Seller and its directors, officers, employees, Affiliates, shareholders, representatives, successors and permitted assigns (each individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties” and, each of the Seller Indemnified Parties and the Purchaser Indemnified Parties being an “Indemnified Party”) from and against, and pay to the applicable Seller Indemnified Parties the amount of any and all Losses to the extent arising out of any of the following:

(i)                 any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement; and

(ii)              any breach of any covenant or agreement on the part of Purchaser or Dagley under this Agreement.

(c)               The Seller shall not be liable under this ARTICLE 8 for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of the Seller or the Company contained in this Agreement if Purchaser or Dagley had Knowledge of such inaccuracy or breach prior to the Closing or if such inaccuracy or breach is caused by the action of Dagley or any other employee or officer of the Company acting under the direction of Dagley.

8.3              Indemnification Procedures.

(a)               The Indemnified Party seeking indemnification hereunder (a “Claimant”) will promptly give notice to the Parties from which indemnification is claimed (the “Indemnifying Party”) of any demand, suit, assertion of liability or claim. If the claim relates to an action, suit or proceeding filed by another Person against the Claimant (a “Third Party Claim”), then such notice shall be given by the Claimant within thirty (30) days after written notice of such action, suit or proceeding is given to the Claimant and shall include true, correct and complete copies of all suit, service and claim documents; provided, however, that the failure or delay of the Claimant to provide any such notice or deliver such copies shall not release the Indemnifying Party from any of its obligations under this ARTICLE 8 unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced thereby.

(b)              With respect to claims solely between the Parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the claim as the Indemnifying Party reasonably deems necessary or desirable, and the Claimant agrees to make available to the Indemnifying Party and its authorized representatives all information relevant and necessary to substantiate the claim, except to the extent any attorney-client privilege would thereby be vitiated. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such thirty (30)-day period to the validity and amount of such claim, then subject to Section 8.6, the Indemnifying Party shall promptly pay to the Claimant the full amount of the claim, subject to the terms and limitations hereof. If the Claimant and the Indemnifying Party do not reach any such agreement within such thirty (30)-day period, then the Claimant may seek an appropriate remedy at law or in equity, as applicable, subject to the terms and limitations hereof. If the Indemnifying Party fails to respond to the Claimant within such thirty (30)-day period then the Indemnifying Party shall be deemed to have agreed to the full amount of the claim.

(c)               With respect to any Third Party Claim, the Indemnified Party shall promptly cause written notice of the assertion of any Third Party Claim to be forwarded to the Indemnifying Party. The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim will not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure. Subject to the provisions of this Section 8.3, the Indemnifying Party will have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party. The Indemnifying Party will have the right, at its sole expense, to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any such Third Party Claim, it shall within ten (10) Business Days of its receipt of the Indemnified Party’s written notice of the assertion of such Third Party Claim notify the Indemnified Party of its intent to do so. If the Indemnifying Party elects not to (or is not eligible to) defend against, and (subject to the other limitations set forth in this Agreement) negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such Losses under this Agreement, this will not waive the Indemnifying Party’s right to dispute that it is obligated to indemnify the Indemnified Party hereunder. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party may participate, at his or its own expense, in (but not control) the defense of such Third Party Claim; provided, however, that such Indemnified Party will be entitled to participate (but not control) in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict of interests exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party will not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Third Party Claim. The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim.

(d)              Notwithstanding anything in this Section 8.3 to the contrary, upon assuming the defense of any Third Party Claim, the Indemnifying Party will not, without the written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless such settlement or judgment (i) relates solely to monetary damages for which the Indemnifying Party shall be responsible and (ii) includes an unqualified release of the Indemnified Party from all liability in respect of the Third Party Claim.

(e)               After any final decision, judgment or award has been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement has been consummated, or the Indemnified Party and the Indemnifying Party have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim hereunder, then subject to Section 8.6, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall pay all of such remaining sums so due and owing to the Indemnified Party within five (5) Business Days after the date of such notice.

(f)                In the event of a conflict between this Section 8.3 and Section Section 7.2(e) in respect of a Contest, the provisions of Section Section 7.2(e) will control.

8.4              Limitations on Indemnification. Notwithstanding anything to the contrary in this Agreement:

(a)               The aggregate amount of all Losses for which the Seller shall be liable pursuant to Section 8.2(a) shall not exceed the Purchase Price except in the case of actual fraud in the making of its representations and warranties or willful misconduct.

(b)              Except in the case of any breach of the Fundamental Representations, willful misconduct, or fraud, the Purchaser Indemnified Parties will not be entitled to indemnification with respect to any Losses from any claim or claims pursuant to Section 8.2(a)(i), until the aggregate Losses from all such claims exceed, in the aggregate, $50,000.00 (the “Basket Amount”), after which the Purchaser Indemnified Parties shall be required to pay or be liable for all such Losses from the first dollar. .

(c)               Payments by an Indemnifying Party pursuant to Section 8.2(a) or Section 8.2(b) in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d)              Payments by an Indemnifying Party pursuant to Section 8.2(a) or Section 8.2(b) in respect of any Loss shall be reduced by an amount equal to any income Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(e)               In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special, or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f)                Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(g)               For the avoidance of doubt, any indemnifiable Losses under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(h)              The Seller shall not be responsible or obligated for making indemnification payments to the Buyer Indemnified Parties with respect to any Losses arising out of or relating to any breach or inaccuracy of any representation or warranty made by the Company in this Agreement to the extent that the underlying fact or condition of such breach or inaccuracy existed as of the Merger Date.

(i)                 The Parties acknowledge and agree that the indemnification provisions of this ARTICLE 8 shall be the sole and exclusive remedy for any claim or action brought by any Indemnified Party under this Agreement or otherwise relating to the subject matter of this Agreement (including in connection with a breach of or inaccuracy in any representation or warranty or any covenant, agreement or obligation contained in this Agreement).

8.5              Purchase Price Adjustments. Any amounts payable under this ARTICLE 8 will be treated by the Parties as an adjustment to the Purchase Price, unless otherwise required by Law.

8.6              Payment of Claims; Setoff. Notwithstanding anything to the contrary in this Agreement, with respect to any claim for indemnification asserted by any Purchaser Indemnified Party under this ARTICLE 8, upon such claim becoming finally resolved by such Purchaser Indemnified Party and the Indemnifying Party, whether as finally determined by a court of competent jurisdiction pursuant to a final, nonappealable judgment or agreed in writing between the Purchaser Indemnified Party and the Indemnifying Party (an “Approved Indemnification Claim”, and the final amount of Losses for such claim, the “Final Amount”), the Purchaser Indemnified Party shall first set off all of such Final Amount (subject to any limits on indemnification in this Agreement) against the Future Payments. If the Final Amount exceeds the portion of the Future Payments that has not been paid to the Seller by Purchaser, the Purchaser Indemnified Party may seek and shall be entitled to payment or reimbursement for the amount of such excess directly from the Seller, subject to any limits on indemnification in this Agreement.

ARTICLE 9
MISCELLANEOUS

9.1              Conflict Waiver; Attorney-Client Privilege.

(a)               Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees, and Affiliates, that:

(i)                 Wyrick Robbins Yates & Ponton LLP has acted as counsel to the Seller and its Affiliates (individually and collectively, the “Seller Group”), and the Company in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby. Purchaser and Dagley agree, and shall cause the Company to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company by Wyrick Robbins Yates & Ponton LLP (or any successor) (the “Seller Group Law Firm”) shall not preclude Seller Group Law Firm from serving as counsel to the Seller Group or any director, member, shareholder, partner, officer, or employee of the Seller Group, in connection with any litigation, claim, or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(ii)              Neither Purchaser nor Dagley shall, and shall cause the Company not to, seek or have Seller Group Law Firm disqualified from any such representation based upon the prior representation of the Company by Seller Group Law Firm. Each of the Parties hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such Parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent, and waiver contained in this Section 9.1(a)(ii) shall not be deemed exclusive of any other rights to which the Seller Group Law Firm is entitled whether pursuant to law, contract or otherwise.

(b)              All communications between the Seller Group or the Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Seller Group and shall not pass to or be claimed by Purchaser, Dagley, or the Company. Accordingly, Purchaser, Dagley, and the Company shall not have access to any Privileged Communications or to the files of Seller Group Law Firm relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Purchaser, Dagley, or the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser, Dagley, or the Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such engagement constitute property of the client, only the Seller Group (and not Purchaser, Dagley, nor the Company) shall hold such property rights and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser, Dagley, or the Company by reason of any attorney-client relationship between Seller Group Law Firm and the Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including the Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Purchaser and its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Purchaser or any of its Affiliates (including the Company) is legally required by Governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Purchaser counsel, then Purchaser shall immediately (and, in any event, within five (5) days) notify the Seller in writing so that the Seller can seek a protective order.

9.2              Notices. All notices required or permitted under this Agreement must be given in writing, must reference this Agreement and will be deemed to have been delivered and given (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not, then on the next Business Day; (c) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage and charges prepaid; (d) one Business Day after deposit with a nationally-recognized commercial overnight courier, specifying next day delivery, with written verification of receipt; or (e) by email with the original transmitted by one of the other methods specified above (which shall be deemed received in accordance with the provisions of subsections (a)-(d)). All notices must be sent to the addresses set forth on Annex B or to such other address as may be designated by a Party by giving written notice to the other Parties pursuant to this Section 9.1.

9.3              Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement will create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Seller or Purchaser without the prior written consent of the other Parties hereto and any attempted assignment without the required consents will be void.

9.4              Complete Agreement. This Agreement, including any and all Annexes, Exhibits and Schedules hereto and thereto, and the other documents contemplated hereby constitute the entire agreement of the Parties with respect to the subject matter hereof.

9.5              Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. Any waiver must be in writing.

9.6              Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

9.7              Severability. In the event that any one or more provisions of this Agreement is for any reason held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and the Parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

9.8              Governing Law; Consent to Jurisdiction, Waiver of Jury Trial. This Agreement is to be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws. Each of the Parties. hereto irrevocably submits to the exclusive jurisdiction of the courts of the Court of Chancery of the State of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

9.9              Confidentiality; Public Announcements. All information that is disclosed or made available by any Party to any other Party, including this Agreement (collectively, “Confidential Information”) shall be held in confidence by the Parties and shall not be used by such other party or third parties (other than for the purchase of the Interest in the Company pursuant to this Agreement) nor disclosed to third parties without the prior written consent of the other Parties to this Agreement. except only that the Parties may disclose Confidential Information: (i) to any taxing authority; (ii) to their attorneys, financial advisors, or tax advisors; and (iii) as required by law and/or to enforce the terms of this Agreement due to a breach by a Party. To the extent that any Party is required to disclose the Confidential Information pursuant to the requirements of any legal proceedings, such Party shall notify the other Parties within two (2) business days of its knowledge of such legally required disclosure. None of the Parties will issue any press release or make any other public announcements concerning this Agreement or the transactions contemplated hereby except with the prior written approval of the other Parties regarding the timing and content of such announcement; provided that any Party hereto may make any disclosure that it in good faith determines to be necessary to comply with any applicable Law, regulation, or any order of any court or federal, state, municipal or other Governmental Entity.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed effective as of the day and year first above written.

PURCHASER:
D6 HOLDINGS, LLC

By:	/s/ Nathan E. Dagley
Name:	Nathan E. Dagley
Title:	President

NATHAN DAGLEY:

By:	/s/ Nathan E. Dagley
Name:	Nathan E. Dagley
Title:	Individually

company:
DAGLEY INSURANCE AGENCY, LLC

By:	/s/ Marco Fregenal
Name:	Marco Fregenal
Title:	Secretary

SELLER:
E4:9 HOLDINGS, LLC

By:	/s/ Marco Fregenal
Name:	Marco Fregenal
Title:	Secretary

ANNEX A

Definitions

Capitalized terms used in the Agreement to which this Annex A is attached will have the following respective meanings, and all references to Sections, Schedules or Annexes in the following definitions will refer to Sections, Schedules or Annexes of or to such Agreement:

“Accounting Principles” means GAAP, applied using the accounting principles, methods and practices utilized in preparing the financial statements of the Company, applied on a consistent basis.

“Acquisition” has the meaning set forth in the Preamble.

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and “ownership” means the direct or indirect beneficial ownership of more than 50% of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than 50% of the voting and/or equity interest.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Approved Indemnification Claim” has the meaning set forth in Section 8.6.

“Arbitration Firm” has the meaning set forth in Section 2.3(d).

“Basket Amount” has the meaning set forth in Section 8.4(b).

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in the State of North Carolina or the State of Texas are permitted or required by Law, executive order or governmental decree to remain closed.

“Cash” means all cash and cash equivalents of the Company as of 11:59 p.m. on the date of the Effective Time, as computed in accordance with the Accounting Principles, other than restricted cash. For the avoidance of doubt, Cash will be calculated net of issued but uncleared checks and drafts and inclusive of deposits in transit.

“Claimant” has the meaning set forth in Section 8.3(a).

“Closing” has the meaning set forth in Section 3.2.

“Closing Cash Base Amount” has the meaning set forth in Section 2.2(a).

“Closing Cash Adjustment” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 3.2.

“Closing Date Dispute” has the meaning set forth in Section 2.3(c).

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Cash” means all cash and cash equivalents of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, as computed in accordance with the Accounting Principles. For the avoidance of doubt, Cash will be calculated net of issued but uncleared checks and drafts and inclusive of deposits in transit.

“Company Indebtedness” means the Indebtedness of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, as computed in accordance with the Accounting Principles.

“Company Released Parties” has the meaning set forth in Section 7.3(a).

“Company Transaction Expenses” means all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company or the Seller in connection with the structuring, negotiation or consummation of the Acquisition.

“Contract” means any written or oral contract, agreement, lease, license, commitment or other arrangement, including any amendment, supplement, exhibit or addendum thereto.

“Deficiency” has the meaning set forth in Section 2.3(e).

“Dispute Presentations” has the meaning set forth in Section 2.3(d).

“Effective Time” means the date and time specified pursuant to Section 3.1 hereto as the effective time of the Acquisition.

“Equity Securities” means (a) capital stock, partnership, limited liability company, or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (a “Capital Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Capital Interest, (c) stock appreciation, phantom stock, equity participation or similar rights and (d) securities convertible into or exercisable or exchangeable for any Capital Interests.

“Estimated Company Cash” means the Company’s good faith estimate of Company Cash as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Estimated Closing Statement” has the meaning set forth in Section 2.3(a).

“Estimated Company Indebtedness” means the Company’s good faith estimate of the Indebtedness of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Estimated Company Transaction Expenses” means the Company’s good faith estimate of the Company Transaction Expenses as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fathom Holdings” has the meaning set forth in the definition of “Merger Agreement”.

“Final Amount” has the meaning set forth in Section 8.6.

“Final Closing Cash Consideration” means an amount equal to (a) the Closing Cash Base Amount plus (b) the amount, if any, by which Company Cash exceeds the Target Cash Amount less (c) the amount, if any, by which the Target Cash Amount exceeds Company Cash, less (d) Company Indebtedness, less (e) Company Transaction Expenses, and less (f) the Purchaser Reimbursement Expenses.

“Final Determination” means a determination within the meaning of Section 1313(a) of the Code or a comparable final determination of Tax liability under provisions of other Tax Law.

“Final Return Deficiency” has the meaning set forth in Section 7.2(d).

“Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Organization; Authority), 4.3 (Ownership and Transfer of the Interest), 5.1 (Existence and Qualification; Capitalization), 5.2 (Subsidiaries), 5.3 (Authority), 5.8 (Taxes), 5.9 (Brokers and Intermediaries), 6.1 (Existence and Qualification), 6.2 (Authority) and 6.6 (Brokers and Intermediaries).

“Future Payments” has the meaning set forth in Section 2.2.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.

“Governmental Entity” means any federal, state, local, municipal, foreign or other governmental department, authority, commission, board, court, administrative agency, bureau, body or instrumentality.

“Indebtedness” of any Person means, without duplication, (a) any indebtedness for borrowed money, (b) any other indebtedness evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations as lessee under leases for personal property that, in accordance with GAAP, are required to be classified and accounted for as a capital lease on the balance sheet of such lessee, (d) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (e) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (f) all obligations arising from cash/book overdrafts, (g) all obligations secured by a Lien, (h) all accrued interest, prepayment premiums or penalties related to any of the foregoing, and (i) any guaranty of any of the foregoing.

“Indemnified Party” has the meaning set forth in Section 8.2(b).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Initial Closing Cash Consideration” has the meaning set forth in Section 2.2(a).

“Interests” has the meaning set forth in the recitals to this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means the actual or constructive knowledge of Purchaser or Nathan Dagley, after due inquiry.

“Law” means any law, statute, regulation, ordinance, rule, order, decree or governmental requirement enacted, promulgated, entered into or imposed by any Governmental Entity, in each case, as enacted and in effect on or prior to the Closing Date.

“Lease Termination Agreement” has the meaning set forth in Section 3.3(j).

“Lien(s)” means any mortgage, deed of trust, collateral assignment, lien, security agreement, pledge, hypothecation, encumbrance, easement charge, or other similar encumbrance.

“Loss” or “Losses” has the meaning set forth in Section 8.2.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition or assets of the Company, or (b) the ability of the Seller to consummate the transactions contemplated hereby; provided, however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vi) any matter of which Purchaser is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; (x) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (xi) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Merger Agreement” means the Agreement and Plan of Merger effective as of April 13, 2021, by and among E4:9 Holdings, Inc., a Delaware corporation, Fathom Holdings Inc., a North Carolina corporation (“Fathom Holdings”); Fathom Merger Sub A, Inc., a Delaware corporation; Fathom Merger Sub B, LLC, a Delaware limited liability company; the then-stockholders of E4:9 Holdings, Inc, and Paul Marsh, as Stockholder Representative.

“Merger Date” means April 16, 2021.

“Occupancy Agreement” has the meaning set forth in Section 3.3(i).

“Ordinary Course of Business” means the ordinary course of business of the Company, consistent with past practices.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation or formation, by-laws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement, trust agreement or such other organizational documents of such Person.

“Ownership Period” means the period from the effective time of the merger on the Merger Date through the Effective Time of the Closing.

“Party” or “Parties” has the meaning assigned in the preamble to this Agreement.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (ii) mechanics, carriers', workmen's, repairmen's, or other like liens arising or incurred in the ordinary course of business; (iii) easements, rights of way, zoning ordinances, and other similar encumbrances affecting any real property; (iv) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; or (v) other imperfections of title or Liens, if any, that have not had, and would not have, a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, unincorporated association, trust, trustee on behalf of a trust, estate, joint venture or other organization or entity or Governmental Entity and includes any successor (by merger or otherwise) of such entity.

“Pre-Closing Taxable Period” has the meaning set forth in Section 7.2(d).

“Pre-Closing Taxes” has the meaning set forth in Section 8.2(a)(iii).

“Privileged Communications” has the meaning set forth in Section 9.1(b).

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Affiliates” has the meaning set forth in Section 7.4(a).

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2.

“Purchaser Reimbursement Expenses” means all out-of-pocket and documented fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by Purchaser in connection with the structuring, negotiation or consummation of the Acquisition, which in aggregate shall not exceed Seventy-Five Thousand Dollars ($75,000).

“Purchaser Releasing Parties” has the meaning set forth in Section 7.3(a).

“Regulations” means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Approvals” means all necessary consents, approvals, and nonobjections of any Governmental Entity relating to the consummation of the Acquisition and other transactions contemplated in this Agreement.

“Second Payment” has the meaning set forth in Section 2.2.

“SEC” means the Securities and Exchange Commission of the U.S.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Documents” has the meaning set forth in Section 4.1.

“Seller Indemnified Parties” has the meaning set forth in Section 8.2(b).

“Seller Released Parties” has the meaning set forth in Section 7.3(a).

“Seller Releasing Parties” has the meaning set forth in Section 7.3(a).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Group” has the meaning set forth in Section 9.1(a)(i).

“Seller Group Law Firm” has the meaning set forth in Section 9.1(a)(i).

“Straddle Period” means any taxable period of the Company that begins before and ends on or after the Closing Date.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other Equity Interests are owned, directly or indirectly, by the Company or (ii) the Company is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable body of such Person.

“Survival Period” has the meaning set forth in Section 8.1.

“Target Cash Amount” means an amount equal to $500,000.

“Tax” or “Taxes” means any and all (a) federal, state, local and non-U.S. taxes, levies, duties and other assessments and governmental charges of a similar nature as a tax (whether imposed directly or through withholdings) imposed by a Governmental Entity responsible for the assessment, administration, or collection of taxes, including (i) income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes of any kind whatsoever, and (ii) any interest, penalties and additions to tax applicable to any of the items above under this clause (a); (b) liability for payment of amounts described in clause (a) as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, by Contract or otherwise through operation of Law (including under Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. tax Law); and (c) liability for payment of amounts described in clauses (a) or (b) of this definition as a result of any Tax Sharing Agreement or any other express or implied agreement to indemnify any other Person for amounts described in clauses (a) or (b) of this definition.

“Tax Contest” has the meaning set forth in Section 7.2(e).

“Tax Return” means any federal, state, local or foreign return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Governmental Entity or depository in connection with the determination, assessment, collection or payment of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means a written agreement the principal purpose of which is the sharing or allocation of, or indemnification for, Taxes.

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Third Payment” has the meaning set forth in Section 2.2.

“Transfer Taxes” has the meaning set forth in Section 7.2(i).

“TSA” has the meaning set forth in Section 3.3(k).

“U.S.” means the United States.

ANNEX B

Notice Addresses

If to Purchaser:

D6 Holdings, LLC

23114 Seven Meadows Parkway

Katy, Texas 77494

Attn: Nathan E. Dagley

Telephone:

With a copy to (which shall not constitute notice):

Rapp & Krock, PC

1980 Post Oak Blvd., Suite 1200

Houston, Texas 77056

Attn: Andrew C. Erickson

Telephone:

Facsimile:

If to Company prior to Closing, to:

Dagley Insurance Agency, LLC

23114 Seven Meadows Parkway

Katy, Texas 77494

Attention: Nathan E. Dagley

With a copy to (which shall not constitute notice):

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Attention: Alexander Wilson

Telephone:

Facsimile:

If to Seller, to:

E4:9 Holdings, LLC

2000 Regency Parkway

Suite 300

Cary, NC 27518

With a copy to (which shall not constitute notice):

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Attention: Alexander Wilson

Telephone:

Facsimile:

EXHIBIT A

Form of Assignment and Power

EXHIBIT B

Form of Occupancy Agreement

EXHIBIT C

Form of Lease Termination Agreement

EXHIBIT D

Form of Transition Services Agreement

EXHIBIT E

Asset Allocation Methodology